Filed by The Procter & Gamble Company

Commission File No. 001-00434

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Procter & Gamble Company

Commission File No. 001-00434

The following is the text of a website that is being maintained at www.dfking.com/pg in connection with the offer by The Procter & Gamble Company (“P&G”) to exchange all shares of common stock of Galleria Co., which are owned by P&G, for common stock of P&G.

EXCHANGE OFFER

On September 1, 2016, The Procter & Gamble Company ("P&G") commenced an exchange offer relating to the split-off of certain assets and liabilities relating to P&G's global fine fragrances, salon professional, cosmetics and retail hair color business, along with select color styling brands ("P&G Beauty Brands"). As part of the split-off, P&G will transfer specified assets and liabilities related to P&G Beauty Brands, excluding specified excluded brands, to Galleria Co., a wholly owned subsidiary of P&G ("Galleria Company").

In the exchange offer, P&G is offering to exchange all shares of common stock of Galleria Company that are owned by P&G for shares of common stock of P&G that are validly tendered and not properly withdrawn, as described in further detail in the Prospectus of Galleria Company, dated September 1, 2016 (the "Prospectus").

As promptly as practicable following completion of the exchange offer and, if the exchange offer is completed but is not fully subscribed, a subsequent pro rata dividend of all remaining shares of Galleria Company common stock to the remaining P&G shareholders, a wholly owned subsidiary of Coty Inc. ("Coty") will merge with and into Galleria Company, with Galleria Company surviving the merger and becoming a wholly owned subsidiary of Coty (the "Merger"). Accordingly, shares of Galleria Company common stock will not be transferred to participants in the exchange offer; such participants will instead receive shares of Coty's Class A common stock in the Merger. No trading market currently exists or will ever exist for shares of Galleria Company common stock.

The value of P&G common stock and Coty Class A common stock will be determined by P&G by reference to the simple arithmetic average of the daily volume-weighted average price ("VWAP") of P&G common stock and Coty Class A common stock over a three-business day period (the "Averaging Period") ending on and including the second trading day preceding the expiration date of the exchange offer. Based on an expiration date of September 29, 2016, the three days of the Averaging Period are currently expected to be September 23, 2016, September 26, 2016 and September 27, 2016.

P&G will provide on this website the daily VWAPs of P&G common stock and Coty Class A common stock, together with indicative calculated per-share values for shares of P&G common stock and Coty Class A common stock, the indicative exchange ratio, and whether the upper limit is in effect, for each of the trading days that the exchange offer is open.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for important information about the exchange offer. A copy of the Prospectus, which includes a "Questions and Answers About the Exchange Offer and the Transactions" section beginning at page 6, and other related information are available through the links below.

Date:	September 1, 2016	
PG daily VWAP:	-	
COTY daily VWAP:	-	
P&G Average	-	
Coty Average	-	
Indicative exchange ratio:	-	
Upper limit:	3.9033	
Upper limit in effect:	-	
Final Exchange Ratio	-	

Table of Historical Indicative Calculated Per-Share Values

The table below shows the calculated per-share values on a given day, calculated as though that day were the last day of the Averaging Period of this exchange offer.

During the Averaging Period, the indicative exchange ratios will be based on (1) on the first day of the Averaging Period, the daily VWAPs of P&G common stock and Coty Class A common stock on the New York Stock Exchange for that day, and (2) on the second day of the Averaging Period, the simple arithmetic average of the daily VWAPs of shares of P&G common stock and Coty Class A common stock on the first and second day of the Averaging Period. No indicative exchange ratio will be published or announced on the third day of the Averaging Period. The final exchange ratio will be announced on the website and separately by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer.

		PG price		COTY price					
Day	**Date**	**VWAP**	**Average**	**VWAP**	**Average**	**Indicative xcb ratio**	**Limit in effect**	**Upper Limit**	**$ COTY per $1.00 PG**
1	9/1/2016								$
2	9/2/2016								$
3	9/6/2016								$

The information agent for the exchange offer is:

D.F. KING

48 Wall Street
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (877) 297-1747

Forward-Looking Statements

Statements on this page that are not strictly historical, including statements regarding the anticipated timing and terms of the transactions and any other statements regarding events or developments that P&G believes or anticipates will or may occur in the future, are "forward-looking" statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of P&G and Coty to satisfy the conditions to the transactions on a timely basis, the parties' ability to complete the transactions on the anticipated terms and schedule, including the anticipated tax treatment for the transactions, the risk that the transactions will harm Coty's business, and the risk of deterioration of or instability in the business performance of the transferred business or Coty, of their respective served markets or in the general economy. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in the Prospectus. These forward-looking statements speak only as of the date of this release and P&G assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

Additional Information

Galleria Co. and Coty have filed registration statements with the U.S. Securities and Exchange Commission ("SEC") registering the shares of Galleria Co. common stock and shares of Coty class A common stock to be issued to P&G shareholders in connection with the P&G Beauty Brands transaction. Coty has also filed a definitive information statement on Schedule 14C with the SEC that has been sent to the shareholders of Coty. In connection with the exchange offer for the shares of P&G common stock, P&G filed on September 1, 2016 a tender offer statement on Schedule TO with the SEC. P&G shareholders are urged to read the prospectus included in the registration statements, the tender offer statement and any other relevant documents because they contain important information about Galleria Co., Coty and the proposed transaction. The prospectus, information statement, tender offer statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC's website at www.sec.gov. The documents can also be obtained free of charge from P&G upon written request to The Procter & Gamble Company, c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005 or by calling (212) 269-5550 (for banks and brokers) and (877) 297-1747 (for all other callers) or from Coty upon written request to Coty Inc., Investor Relations, 350 Fifth Avenue, New York, New York 10118 or by calling (212) 389-7300.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.